767 Fifth Avenue New York, NY

10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

June 21, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	AltC Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 4, 2021

File No. 333-254263

Ladies and Gentlemen:

On behalf of our client, AltC Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 17, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333-254263) (the “Registration Statement”) filed with the Commission on June 4, 2021. We are concurrently filing via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 23.1, page II-5

1.	We note your response to prior comment 4. However, the revised auditor’s consent references an auditor report date of March 12, 2021 instead of March 15, 2021. Please revise.

The Company acknowledges the Staff’s comment and has filed a revised exhibit 23.1.

Securities and Exchange Commission

June 17, 2021

* * * * *

Please contact the undersigned at (212) 310-8744 if you have any questions or need further information.

Sincerely yours,

/s/ Barbra J. Broudy
Barbra J. Broudy

cc:	Jay Taragin
Chief Financial Officer
AltC Acquisition Corp.

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